Exhibit (a)(6)

CERTIFICATE OF AMENDMENT

TO

CERTIFICATE OF TRUST

OF

DRYDEN TAX-MANAGED FUNDS

This Certificate of amendment to Certificate of Trust of Dryden Tax-Managed Funds (the "Trust") is being executed for the purpose of amending the Certificate of Trust of the Trust filed with the Office of the Secretary of State of the State of Delaware (the "State Office") on September 18, 1998 pursuant to the Delaware Statutory Trust Act, 12 Del.C. §§ 3801 et seq.

The undersigned hereby certifies as follows:

1.	The name of the Trust is Dryden Tax-Managed Funds.

2.	The name of the Trust is hereby changed to Prudential Investment Portfolios 9.

3.	The foregoing amendment to the Certificate of Trust shall become effective on February 16, 2010.

IN WITNESS WHEREOF, the undersigned, being a trustee of the Trust, has duly executed this Certificate of Amendment to Certificate of Trust.

TRUSTEE:

/s/ Judy A. Rice

Judy A. Rice, Trustee and President